Mail Stop 0308

April 29, 2005


VIA U.S. MAIL AND FACSIMILE

Mr. Donald L. Correll
President and Chief Executive Officer
Pennichuck Corporation
25 Manchester Street
Merrimack, NH 03054

			Re:	Pennichuck Corporation
				Registration Statement on Form S-2
				File No. 333-123725
      Filed March 31, 2005

				Form 10-K for the Fiscal Year ended December
31,
2004
				File No.  0-18552
				Filed March 31, 2005

				Form 8-Ks
				File No. 0-18552
				Filed January 18, February 3, March 17, March
18,
and
				March 19, 2005, respectively

Dear Mr. Correll:

	We have reviewed your filings and have the following comments.

	Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Form S-2
General
1. Please tell us if you are required to furnish audited financial statements and pro-forma financial information for the recently disclosed acquisitions of three water systems in January 2005. Include in your consideration Rules 3-05(a) and 11-01(a)(1) of
Regulation S-X.   In your response tell us why the acquisitions
are
not reportable events under Item 1.01 of Form 8-K and confirm the acquisitions are not completed as of the date your Form S-2 was filed. If completion has occurred, please tell us why you have not filed a reportable event under Item 2.01 of Form 8-K, if applicable.

Prospectus Cover Page
2. Please expand your cross reference to your risk factors to specifically identify your risk factor on the eminent domain proceeding.
3. Please include a brief description of the rights attached to each common stock.

Prospectus Summary, page 1
4. We note in your first paragraph that you define certain terms to be used throughout the prospectus. The meanings of these parenthetical phrases are clear from their context and therefore unnecessary. Please delete these and any other parenthetical phrases from your prospectus that are unnecessary to an understanding of a term.
5. We note your disclosure concerning your plans to raise $50.0 million of debt through the New Hampshire Bond Finance Authority. Please supplementally advise us whether these will be municipal securities, bonds guaranteed by the authority, or if neither, then explain what method will be used to issue the bonds.

Risk Factors, page 6
6. The relatively large magnitude of future rate relief...page 7. Please revise your risk factor subheading to present the risk in more concrete terms.
7. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to you in this offering. For example, we note that the following risk factors appear to contain generic disclosures:
* If we are unable to pay the principal and interest on our indebtedness...page 8.
* We are subject to federal, state and local regulations...page 9.
* Weather conditions and overuse may interfere with our source of water...page 10.
Please note these are examples only. Review your entire risk factor section and revise as necessary.
8. Our real estate development activities and investments through Southwood...page 12. Currently, it appears that you are including more than one risk factor under this subheading. If material, each risk should be broken out into a separate risk factor.
9. We note that in your Forward-Looking Statements disclosure on page
15 and in your Critical Accounting Policies on page 24, you discuss the uncertainty of calculating future pension contribution. As such, you should consider whether you should include this uncertainty as a risk factor.

Use of Proceeds, page 17
10. You indicate that the net proceeds may be used to finance future acquisitions. Supplementally, tell us whether any such acquisitions are currently planned. If so, advise us of what consideration you gave to providing the disclosure required by Instruction 6 to Item 504 of Regulation S-K. We may have further comments.
11. You also indicate that the net proceeds will be used to fund utility capital additions. Please expand your disclosure to provide a description of the additions and cost for each addition. Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 21
Critical Accounting Policies, page 24
12. Please disclose the uncertainties involved in applying your critical accounting policies for regulatory accounting, revenue recognition, pension and postretirement benefits estimates and the variability that is reasonably likely to result from their application. In doing so, provide an analysis, to the extent material, of the factors you consider, how accurate your estimates or assumptions have been in the past and whether the estimates are reasonably likely to change in the future. Please disclose the impact that a change in estimate of one percentage point would have on your income and financial position for the periods presented. For example, quantify and disclose the impact the recently revised discount rate has in determining cost and pension obligation amounts.
Please refer to SEC Release No. 33-8350.

Contractual Obligations, page 36
13. Please revise your disclosure to include the amount of estimated interest payments associated with long-term debt for the periods presented and include in a footnote the assumptions used to estimate outstanding debt and variable interest rates. Additionally, include commitments for capital expenditures and your acquisition agreements to the extent they are enforceable and legally binding as of your balance sheet date, if applicable. See Item 303 (a)(5)(ii) of Regulation S-K and Section IV of SEC Release 33-8350.

Quantitative and Qualitative Disclosures about Market Risk, page
38
14. Please include on of the three disclosure alternatives and provide the quantitative information for your interest rate swaps, as required in Item 305(a) of Regulation S-K.

Management, page 50
15. Please provide the business experience for the last five years for each of your officers and directors. We note that your management disclosure does not provide specific dates for the last five years of experience for Messrs. Paterson, Bellavance, Clough and
Ms. Chicoine.  See Item 401 of Regulation S-K.
Description of Capital Stock, page 53
16. Please expand your description of your Shareholder Rights Plan to
include language that indicates that shares issued subsequently of April 20, 2000 will also have rights attached.
Underwriting, page 55
17. We note in your discussion on page 56 in the third complete
paragraph, you refer to the "selling group members."   Please
identify who the selling group members are and what role they play in this offering.

Incorporation of certain Documents by Reference, page 57
18. Please update your documents to be incorporated by reference to include your most recent 8-Ks filed on April 6 and 14, 2005.
19. Please include your Exchange Act file number for the documents that you incorporate by reference.


Financial Statements and Supplementary Data, page F-2
Consolidated Statement of Cash Flows, page F-8
20. Please tell us where you characterize the following cash flow amounts:
* Changes in postretirement health benefit obligation;
* Debt issuance costs paid and amortized; and
* Changes in allowance for funds used during construction.

Tell us you the basis for your current classifications and presentations as either gross or net cash flows. See SFAS No. 95.
21. We note that your cash flows from contribution in aid of construction, deferred land costs and undistributed earnings in equity affiliates are shown as investing activities. Please tell us why you do not consider these to be operating activities in consideration of paragraphs 19.c. and 131 of SFAS No. 95 and paragraph 25 of SFAS No. 102.

Notes to Consolidated Financial Statements, page F-9
Note 1-Significant Accounting Policies, page F-9
(f) Property, plant and equipment, page F-10
22. Tell us if you have legal obligations associated with the retirement of wells or other long-lived assets and the amount of asset retirement obligations you recorded upon adoption of SFAS No.
143. Include how you establish the fair value for retirement obligations or alternatively, why a reasonable estimate of fair value can not be made. If you recorded any asset retirement obligations, please include the required disclosures in paragraph 22 of SFAS No.
143.

(i) Revenues, page F-11
23. Please tell us the following:
* How you recognize revenue for your non-regulated water management service segment as it relates to contract operations, maintenance, water testing and billing services and if you account for the arrangements on a time and materials basis, a multiple element of an arrangement or alternative method of accounting;
* How you recognize revenue from your real estate operations other than undistributed earnings from equity method joint ventures; and if you employ the percentage of completion method or alternative method of accounting.
Expand your revenue accounting policy to discuss the topics above, as applicable, and include the applicable accounting pronouncements.


Note 4 - Equity Investments in Unconsolidated Companies
24. Please tell us what consideration you have given to the disclosure requirements of Regulation S-X Rule 4-08(g) regarding your unconsolidated investments in the LLCs.

Note 10-Guarantees, page F-29
25. We note that total assets and mortgage notes for your unconsolidated investments in real estate are $9.9 million and $9.0 million as of December 31, 2004. Tell us if the equity investment at risk for your real estate investments is sufficient to permit the entities to finance their activities without additional subordinated financial support. If it is not, tell us the party will provide financial support. In your response please include an analysis of the amounts of equity investment at risk, total assets and your conclusion as to whether or not the equity investment at risk exceeds the entities expected losses for the foreseeable future and allows the entities to finance their activities. See paragraph 5 of FIN No.
46(R).

Item16. Exhibits
26. Please file your underwriting agreement in a timely manner so that we may have time to review it before you request that your registration statement become effective.

Exhibit 5.1
27. Please revise counsel`s opinion to also address the legality of the Series A Junior Participating Preferred Stock attached to the
Common Stock.

      Form 10-K for the Fiscal Year ended December 31, 2004

Item 13. Certain Relationships and Related Transactions
(incorporated
from the Schedule 14A)
28. In future filings, please disclose whether the terms of these transactions are as favorable to the registrant as could be obtained with unrelated third parties.

Exhibit 3.1 and 31.2
29. In future filings, please delete the title of the officer from the top of each certification. The top of the exhibit should simply state Certification and not state the officer`s title.

	*	*	*	*	*	*	*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Brian McAllister, Accountant at (202) 551-
3341
or in his absence, Mike Moran, Accounting Branch Chief at (202)
551-
3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney at (202) 551-3342 or me at (202) 551-3720 with any other questions.



      Sincerely,



      H. Christopher Owings
      Assistant Director


cc:	Michael K. Krebs, esq.
	Nutter McClennen & Fish LLP
	VIA FAX
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Mr. Donald L. Correll
April 29, 2005
Page 1